Room 4561

July 7, 2006

Sang Don Kim
President, Chief Executive
 Officer and Director
Cintel Corp.
9900 Corporate Campus Drive, Suite 3000,
Louisville, KY 40223

> **Re: Cintel Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**

Dear Mr. Kim:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Independent Auditors' Report, page F-1

1.   We note that you are incorporated in the state of Nevada. We further note that substantially all of your assets and operations appear to be located in South Korea. In light of these considerations, please tell us why you engaged an auditor located in Canada to serve as your principal auditor. Also, tell us how the audits of your operations in South Korea were conducted. For example, did your current auditor travel to South Korea to conduct the audit or was another audit firm involved? If

so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, tell us who planned the audit, who supervised the audit, and the role played by any other audit firm or accountant in the audit in South Korea. Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

Balance Sheet, page F-2

Accounts Receivable

2.	We note that you have recorded a significant allowance for doubtful accounts as of December 31, 2005. We further note that, net of the allowance, your reported balance of accounts receivable appears quite large relative to your revenue for the year ended December 31, 2005. With respect to your accounts receivable and your credit policies, please provide the following:

- Tell us the specific credit terms you offer;

- Provide an aging of your accounts receivable as of December 31, 2005 and March 31, 2006;

- Tell us how the amount of the allowance for doubtful accounts as of December 31, 2005 and March 31, 2006 was determined;

- Tell us the amount of revenue recorded during the year ended December 31, 2005 that was actually collected 1) during the year; and 2) during any subsequent period; and,

- Explain your basis for concluding that the accounts receivable balances as of December 31, 2005 and March 31, 2006 are collectible.

Notes to Consolidated Financial Statements

General

3.	Tell us where you have provided the disclosures required under SFAS No. 131 regarding segment, product and geographic information. Refer to paragraphs 25 through 38.

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

4.   Currently, disclosure regarding your revenue recognition policy is rather brief and
        does not appear to provide sufficient specific disclosure with respect to the nature
        of the products or services you provide, the terms of the arrangements under
        which you provide them or the accounting literature upon which your revenue
        policies are based. Please provide us with the following:

*   Clearly identify the products or services from which you derive material
    amounts of revenue;
*   Describe to us the extent to which you sell software as part of your
    arrangements and indicate whether you account for any such sales in
    accordance with SOP 97-2. For arrangements that include software and are
    not accounted for under SOP 97-2, explain how you considered paragraph 2
    of the SOP.
*   Describe the material terms of the arrangements under which you provide
    your products or services;
*   Identify the elements included in each material type of revenue transaction;
*   Identify all criteria considered in determining when to recognize revenue and
    explain how you determine when each of the identified criteria have been met;
*   For transactions with multiple elements, describe each element and explain to
    us how you recognize the related revenue. Support your basis for accounting
    for any elements separately and explain how you determine whether the
    appropriate criteria have been met in order to recognize revenue; and
*   Identify all authoritative literature that you have relied on in developing your
    revenue recognition policies. Indicate your basis for concluding that the
    identified literature is applicable, and that your policies comply with that
    literature.

        Please be specific in your response. Consider revising the notes to your financial
        statements to provide corresponding disclosure.

Note 6. Investments Available for Sale, page F-11

5.   We note that your investment in stock #1, a private Korean company, represents a
        20% ownership interest and that you carry the investment at cost. Tell us why
        this investment is not accounted for under the equity method of accounting which
        would require that the investment be adjusted for your proportionate share of the
        investee's net income or loss. Refer to APB No. 18.

Note 10. Income Taxes, page F-17

6.   We note that you have recorded a net deferred tax asset as of December 31, 2004
        and 2005. Explain to us your basis for concluding that it is more likely than not

that these amounts will be realized. As part of your response, explain how you considered SFAS 109, pars. 23 through 25. We may have further comment.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief